Exhibit 99.1

Dominion Diamond Corporation Confirms Approval of Share Repurchase Program

YELLOWKNIFE, Northwest Territories--(BUSINESS WIRE)--July 15, 2016--Dominion Diamond Corporation (TSX: DDC, NYSE: DDC) (the “Company” or “Dominion”) announces that the Toronto Stock Exchange (“TSX”) has approved the Company's previously announced normal course issuer bid to purchase for cancellation up to 6,150,010 common shares, representing approximately 10% of the public float as of July 6, 2016, over a one-year period.

Repurchases under the program may commence on July 20, 2016 and will terminate not later than July 19, 2017. There were 85,335,979 common shares outstanding as at July 6, 2016. Common shares repurchased under the program will be cancelled.

Purchases under the program may be made through the facilities of the TSX, the New York Stock Exchange or alternative trading platforms in Canada or the United States by means of open market transactions or by such other means as may be permitted by the TSX and applicable U.S. securities laws. The price the Company will pay for any common shares will be the market price at the time of purchase or such other price as may be permitted by applicable regulatory requirements. Under TSX rules, daily purchases will be limited to 55,856 common shares, other than block purchase exceptions. The actual number of common shares that may be repurchased under the program and the timing of any such repurchases will be determined in the discretion of the Company and will be subject to the limitations imposed by the rules and regulations of the TSX and applicable U.S. securities laws.

The Company believes that from time to time the underlying value of its assets is not reflected in the market price of its common shares, and therefore purchases of the Company’s common shares may represent the best use of shareholder’s capital. Such purchases are expected to increase the equity interest of all remaining shareholders.

Forward-Looking Information
Certain information included herein that is not current or historical factual information, including information about the Company’s intention to purchase its common shares pursuant to a normal course issuer bid constitute forward-looking information or statements within the meaning of applicable securities laws. Forward-looking information can generally be identified by the use of terms such as “may”, “will”, “should”, “could”, “expect”, “plan”, “anticipate”, “foresee”, “appears”, “believe”, “estimate”, “predict”, “continue”, “modeled”, “hope”, “forecast” or other similar expressions concerning matters that are not historical facts. Forward-looking information is based on certain factors and assumptions including, among other things, the current mine plan for each of the Ekati Diamond Mine and Diavik Diamond Mine; mining, production, construction and exploration activities at the Company’s mineral properties; the timely receipt of required regulatory approvals; mining methods; currency exchange rates; estimates related to the capital expenditures related to bring the Jay and A-21 pipe into production, required operating and capitals costs; labour and fuel costs; world and US economic conditions; future diamond prices; and the level of worldwide diamond production. These assumptions may prove to be incorrect. Forward-looking information is subject to certain factors, including risks and uncertainties, which could cause actual results to differ materially from what the Company currently expects. These factors include, among other things, the uncertain nature of mining activities, including risks associated with underground construction and mining operations, risks associated with joint venture operations, risks associated with the recent process plant fire at the Ekati Mine and the remote location of and harsh climate at the Company’s mineral property sites, risks resulting from the Eurozone financial crisis, variations in mineral resource and mineral reserve estimates, grade estimates or expected recovery rates, failure of plant, equipment or processes to operate as anticipated, risks associated with regulatory requirements, the risk of fluctuations in diamond prices and changes in US and world economic conditions, the risk of fluctuations in the Canadian/US dollar exchange rate, uncertainty as to whether dividends will be declared by the Company’s board of directors or the Company’s dividend policy will be maintained and cash flow and liquidity risks. Actual results may vary from the forward-looking information. Readers are cautioned not to place undue importance on forward-looking information, which speaks only as of the date of this disclosure, and should not rely upon this information as of any other date. While the Company may elect to, it is under no obligation and does not undertake to, update or revise any forward-looking information, whether as a result of new information, further events or otherwise at any particular time, except as required by law. Additional information concerning factors that may cause actual results to materially differ from those in such forward-looking statements is contained in the Company's filings with Canadian and United States securities regulatory authorities and can be found at www.sedar.com and www.sec.gov, respectively.

About Dominion Diamond Corporation
Dominion Diamond Corporation is the world’s third largest producer of rough diamonds by value. Both of its production assets are located in the low political risk environment of the Northwest Territories in Canada where the Company also has its head office. The Company is well capitalized and has a strong balance sheet.

The Company operates the Ekati Diamond Mine and also owns 40% of the Diavik Diamond Mine. Between the two mining operations, diamonds are currently produced from a number of separate kimberlite pipes providing a diversity of diamond supply as well as reduced operational risk. It supplies premium rough diamond assortments to the global market through its sorting and selling operations in Canada, Belgium and India.

For more information, please visit www.ddcorp.ca

CONTACT:
Dominion Diamond Corporation
Investor Relations
Ms. Kelley Stamm, 416-205-4380
Manager, Investor Relations
kstamm@ddcorp.ca